Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                                   Subject Company: Ashland Inc.
                                                  Commission File No.: 001-02918



CHEMICAL MARKET REPORTER
THIS WEEKS EDITION JUNE 21, 2004

ASHLAND MAPS OUT STRATEGY
Joseph Chang

Expecting a cash windfall from the pending sale of its refining business for $3 billion by the end of the year, Ashland Inc. has mapped out an acquisition strategy designed to build on its core businesses without overpaying for assets in today's M&A market.

"We will probably have at least $700 million on our balance sheet, plus be in a debt free condition, so we'll have lots of deal power," said Gary A. Cappeline, president and chief operating officer, chemicals sector, in an interview with Chemical Market Reporter last week. "We would have about $1.5 billion in capacity to do deals. We know that sitting on a pile of cash is not an efficient capital structure, but blowing it on bad deals is a worse capital structure."

Ashland will focus its M&A energies on four areas--water treatment and other water areas, transportation and construction (Ashland Paving And Construction), thermosets and the "do-it-for-me" side of Valvoline (for example, Valvoline Instant Oil Change stores).

"We would be interested in water treatment and nontraditional water spaces," says Mr. Cappeline. "We have a great pathogen control business in Drew Industrial. From that core competency, we've taken that into other spaces such as a fast growing business to disinfect poultry plants from salmonella. So that's a nontraditional water space we'd like to invest in, along with traditional water treatment businesses."

Overall, Mr. Cappeline envisions a company with around $9 billion in sales in specialty chemicals, road construction, Valvoline and chemical distribution. In fiscal 2003 (ended September 30), Ashland had sales of $7.5 billion.

Ashland's acquisition strategy is built on three tenets. The first is that acquisitions must strengthen its core businesses or close adjacencies. "Those are the kinds of deals you can integrate more easily and extract synergies from more efficiently," Mr. Cappeline notes.

The second tenet is not to overpay. "When the market is in an upswing as it is right now, there's a tendency to think that is going to last forever, but that's not going to happen, so we have to resist the temptation to overpay," he says. "History teaches us that when you're paying outside of 5x to 8x EBITDA [earnings before interest, taxes, depreciation and amortization], you're in danger of overpaying. We might see a deal that has incredible synergies and maybe pay a little more than 8x, but the key is, a little more."

Third, Ashland prefers small to midsize acquisitions in the $50 million to $250 million range. "We don't rule out larger deals, but they have to be very right for us," Mr. Cappeline says.

Ashland  has  a  rigorous   process   for   evaluating   and   implementing
acquisitions. The first step is for the general manager to prove the strategic fit and attractiveness of the acquisition. "One of the

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questions we would ask is: How do you combine your  existing  business with the new business to create something that has more appeal to our customers?" says Mr. Cappeline.

If the deal proposal passes the strategic lens, it has to go through the economic lens. Ashland only counts hard synergies--cost reductions--in its calculations. "You want to know what the margins and hard synergies are," Mr. Cappeline says. "Then it's a matter of seeing whether or not the returns are appropriate." He adds that a reasonable target is earning 2 to 3 percentage points above the cost of capital, which is currently around 9 percent.

The third phase is implementation. "A lot of acquisitions fail--not because they don't fit strategically or they don't have the right economics--but because they don't integrate one business into the other effectively," according to Mr. Cappeline. "So we ask for a very detailed implementation plan, asking which plants you will keep, which ones you'll shut down, when you're going to shut them down, what IT systems you will be using, how long it will take to implement, how much it will cost and so on. We also do follow-up reviews every six months."

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FORWARD-LOOKING STATEMENTS
     This presentation contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, as amended, filed with the Securities and Exchange Commission (SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
     Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.



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